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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.      )*



                   SAFEGUARD HEALTH ENTERPRISES, INC. (SFGD)
                ------------------------------------------------
                               (Name of Issuer)




                          COMMON STOCK $ .01 PAR VALUE
                   -----------------------------------------
                         (Title of Class of Securities)




                                   786444109
                   -----------------------------------------
                                (CUSIP Number)





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 3 Pages



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------------------------------                         -------------------------
CUSIP NO.  786444109                    13G            PAGE   2   OF   3   PAGES
------------------------------                         -------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   BAILEYS FAMILY TRUST    SS####-##-####

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]
                   N/A

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                   CALIFORNIA, USA

--------------------------------------------------------------------------------
                        5      SOLE VOTING POWER

                               700,767
     NUMBER OF         --------------------------------------------------------
      SHARES            6      SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                  150,000*
       EACH            --------------------------------------------------------
     REPORTING          7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                    700,767
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

                               150,000*

--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               850,767

--------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                               N/A

--------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                               18.1%

--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*

                               CO

--------------------------------------------------------------------------------

     * THE SHARES INDICATED UNDER ITEM 6 REPRESENT SHARES OF COMMON STOCK HELD BY THE ALVIN AND GERALDINE BAILEYS FOUNDATION, FOR WHICH THE TRUSTEE OF REPORTING PERSON IS AN OFFICER AND DIRECTOR, BUT FOR WHICH THE TRUSTEE OF THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote
          (ii)  shared power to vote or to direct the vote
          (iii) sole power to dispose or to direct the disposition of
          (iv)  shared power to dispose or to direct the disposition of

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10.  CERTIFICATION

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                FEBRUARY 10, 1999
                                        ----------------------------------
                                                       Date


                                            /s/ STEVEN J. BAILEYS, DDS
                                        ----------------------------------


                                         STEVEN J. BAILEYS, DDS, TRUSTEE
                                        ----------------------------------
                                                     Name/Title


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